EXHIBIT 12.1
SYNOVUS FINANCIAL CORP.
RATIO OF EARNINGS TO FIXED CHARGES

	Nine Months Ended September 30, 2014		Years Ended December 31,
(dollars in thousands)			2013	2012	2011	2010	2009
Ratio 1 – Including interest on deposits
Earnings:
Income (loss) from continuing operations before income taxes	$223,631		252,628	31,477	(59,532)	(849,170)	(1,605,908)
Fixed charges excluding preferred stock dividends and accretion	87,878		126,379	158,225	225,938	342,675	506,873
Total	$311,509		379,007	189,702	166,406	(506,495)	(1,099,035)
Fixed charges:
Interest on deposits	41,246		64,392	95,749	173,885	288,327	456,247
Interest on short-term borrowings	186		324	614	1,063	1,921	3,841
Interest on long-term debt	40,728		54,106	53,659	42,654	44,000	38,791
Portion of rents representative of the interest factor (1/3) of expense	5,718		7,557	8,203	8,336	8,426	7,994
Preferred stock dividends and accretion	7,678		40,830	58,703	58,088	57,510	56,966
Total fixed charges including preferred stock dividends and accretion	$95,556		167,209	216,928	284,026	400,184	563,839
Ratio of earnings to fixed charges	3.26	x	2.27x	0.87x	0.59x	nm	nm
Ratio 2 – Excluding interest on deposits
Earnings:
Income (loss) from continuing operations before income taxes	$223,631		252,628	31,477	(59,532)	(849,170)	(1,605,908)
Fixed charges excluding preferred stock dividends and accretion	46,632		61,987	62,475	52,053	54,347	50,626
Total	$270,263		314,615	93,952	(7,479)	(794,823)	(1,555,282)
Fixed charges:
Interest on short-term borrowings	186		324	614	1,063	1,921	3,841
Interest on long-term debt	40,728		54,106	53,659	42,654	44,000	38,791
Portion of rents representative of the interest factor (1/3) of expense	5,718		7,557	8,203	8,337	8,426	7,994
Preferred stock dividends and accretion	7,678		40,830	58,703	58,088	57,510	56,966
Total fixed charges including preferred stock dividends and accretion	$54,310		102,817	121,179	110,142	111,857	107,592
Ratio of earnings to fixed charges	4.98	x	3.06x	0.78x	nm	nm	nm